Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Sasol Limited:

We consent to the incorporation by reference in the registration statement (No. 333-184526) on Form F-3 of Sasol Limited of our report dated 9 October 2013, except as to Notes 1, 7, 39, 62 and 63, which are as of 5 September 2014, with respect to the consolidated statement of financial position of Sasol Limited as of 30 June 2013 and the related consolidated income statements and statements of comprehensive income, changes in equity and cash flows for each of the years in the two year period then ended, which report appears in the 30 June 2014 Annual Report on Form 20-F of Sasol Limited.

Our report refers to a change to the method of accounting for consolidations and joint arrangements as well as updating changes in disclosures in respect of interests in other entities.

/s/ KPMG Inc.

Johannesburg, South Africa

29 September 2014